Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-4) and related joint proxy statement/prospectus of Oasis Petroleum Inc. of our report dated November 18, 2021, with respect to the statements of revenues and direct operating expenses of the properties of QEP Energy Company acquired in the Williston Basin Acquisition for the years ended December 31, 2020 and 2019, which report appears in the Current Report on Form 8-K/A of Oasis Petroleum Inc. filed with the Securities and Exchange Commission on December 20, 2021. We also consent to the reference to us under the caption “Experts” in the Form S-4.

/s/ WEAVER AND TIDWELL, L.L.P.

Houston, Texas

April 28, 2022